FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 6, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated August 6, 2003 - $11.25 Million Over-Allotment Option Exercised on Pan American

Silver Debentures

NEWS RELEASE

August 6, 2003

$11.25 MILLION OVER-ALLOTMENT OPTION EXERCISED ON
PAN AMERICAN SILVER DEBENTURES

 (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS; TSX: PAA) announced today that further to its offering of $75 million aggregate principal amount of convertible unsecured senior subordinated debentures (the “Debentures”) which closed on July 30, 2003, the syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc., has provided notice of its intention to exercise its over-allotment option to purchase an additional $11.25 million principal amount of the Debentures on the same terms and conditions as the original offering. The offering of additional Debentures is expected to close on August 8, 2003.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

Geoff Burns, President (604) 684-1175

- End -

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: August 6, 2003